

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 16, 2017

Via E-mail
John J. D'Angelo
President and Chief Executive Officer
Investar Holding Corporation
7244 Perkins Road
Baton Rouge, LA 70808

       Re: **Investar Holding Corporation**
           Registration Statement on Form S-4
           Filed October 10, 2017
           File No. 333-220884

Dear Mr. D'Angelo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall, Staff Attorney, at (202) 551-3234 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services